EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	Years Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2010
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$1,492	$3,241	$2,347	$991	$(9,288)	$2,521
Interest expense(a)	223	318	375	225	237	123
(Gain)/loss on investment in equity investees in excess of distributed earnings	1	(3)	21	40	39	(179)
Amortization of capitalized interest	10	19	40	74	150	155
Loan cost amortization	9	13	16	19	26	19

Earnings	$1,735	$3,588	$2,799	$1,349	$(8,836)	$2,639

FIXED CHARGES:
Interest Expense	$223	$318	$375	$225	$237	$123
Capitalized interest	79	179	311	586	627	522
Loan cost amortization	9	13	16	19	26	19

Fixed Charges	$311	$510	$702	$830	$890	$664

PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$42	$89	$94	$33	$23	$68
Ratio of income before provision for taxes to net income(b)	1.57	1.63	1.62	1.64	1.59	1.63

Preferred Dividends	$66	$145	$152	$54	$37	$111

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$377	$655	$854	$884	$927	$775

RATIO OF EARNINGS TO FIXED CHARGES	5.6	7.0	4.0	1.6	(9.9)	4.0
INSUFFICIENT COVERAGE	$—	$—	$—	$—	$9,726	$—

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	4.6	5.5	3.3	1.5	(9.5)	3.4
INSUFFICIENT COVERAGE	$—	$—	$—	$—	$9,763	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.